CYBIN INC. DOING BUSINESS AS HELUS PHARMA
(the “Corporation”)
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders (collectively, the “Shareholders” or individually, a “Shareholder”) of the common shares in the capital of the Corporation (the “Common Shares”) will be held on September 22, 2026 at the hour of 8:00 a.m. (Toronto time). The Meeting will be held in a virtual meeting format only via live webcast online at https://meetings.lumiconnect.com/400-495-952-615 for the following purposes:
1.to receive the audited financial statements of the Corporation for the financial year ended March 31, 2026, together with the report of the auditor thereon;
2.to appoint Zeifmans LLP as auditor of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix its remuneration;
3.to consider and, if thought appropriate, pass, with or without variation, a special resolution to set the number of directors of the Corporation at eight (8), as more fully described in the accompanying management information circular dated August 18, 2026 (the “Circular”);
4.to consider and, if thought appropriate, pass with or without variation, a special resolution to change the name of the Corporation to “Helus Pharma Inc.” or such other name as may be approved by the directors of the Corporation and may be acceptable to regulatory authorities, as more fully described in the Circular;
5.to elect the directors of the Corporation; and
6.to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Annual General and Special Meeting of Shareholders is the Circular, a form of proxy for Shareholders and a copy of the audited financial statements of the Corporation for the financial year ended March 31, 2026, together with the report of the auditor thereon.
The Meeting will be held in a virtual meeting format only via live webcast online at https://meetings.lumiconnect.com/400-495-952-615 password: “helus2026” (case sensitive). Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting (virtually), submit questions and vote by online ballot, provided they are connected to the internet and follow the instructions in the Circular.

As a Shareholder of the Corporation, it is very important that you read the Circular and other Meeting materials carefully. They contain important information with respect to voting your Common Shares and attending and participating at the Meeting.

A Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his, her or its duly executed form of proxy with the Corporation’s transfer agent and registrar, Odyssey Trust Company, (a) by mail at Attn: Proxy Department, 67 Yonge St., Suite 1100, Toronto ON M5E 1J8, or (b) by voting online at https://login.odysseytrust.com/pxlogin, clicking on vote and entering their 12 digit control number by no later than 8:00 a.m. (Toronto time) on September 18, 2026 or if the Meeting is adjourned, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion without notice.
Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy must carefully follow the instructions in the Circular and on their form of proxy. These instructions include the additional step of registering the proxyholder with the Corporation’s transfer agent, Odyssey Trust Company, after submitting the form of proxy. If you wish that a person other than the management nominees identified on the form of proxy attend and participate at the Meeting as your proxy and vote your Common Shares, including if you are a non-registered Shareholder and wish to appoint yourself as proxyholder to attend, you MUST register the proxyholder after having submitted your form of proxy identifying such proxyholder. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving login credentials to participate in the Meeting and will not be able to attend or vote at the Meeting.

The record date for the purposes of determining the Shareholders entitled to receive notice of and to vote at the Meeting and any adjournment(s) or postponement(s) is the close of business on August 14, 2026 (the “Record Date”). The Shareholders of record as of the close of business on the Record Date will be entitled to receive this Notice of the Annual General and Special Meeting of Shareholders and the accompanying Circular and to (virtually) attend and vote at the Meeting and any adjournment(s) or postponement(s) thereof.
If you have any questions about the Meeting or require more information with respect to the procedures for voting, please contact our strategic shareholder advisor and proxy solicitation agent, Morrow Sodali (Canada) Ltd. (“Sodali & Co”) at 1-833-711-4834 toll free in North America or 1-289-695-3075 collect outside North America or by email at assistance@investor.sodali.com
DATED at Toronto, Ontario this 18 day of August, 2026.

BY ORDER OF THE BOARD

“Eric So”
Eric So
Director and President